EXHIBIT 12.1

BIOMED REALTY TRUST, INC.

STATEMENT OF COMPUTATION OF RATIOS
(in thousands, except ratios)

	BioMed Realty Trust, Inc.				Predecessor
				Period	Period
				August 11,	January 1,
				2004 through	2004 through
	Year Ended December 31,			December 31,	August 17,
	2007	2006	2005	2004	2004	2003

Calculation of Earnings:
Add:
Income from continuing operations before minority interests and income/loss from unconsolidated joint ventures	$74,231	$35,018	$17,877	$5,062	$1,001	$2,334
Amortization of interest capitalized	59	43	20	6	11	17
Distributions from unconsolidated joint ventures	357	130	106	27	—	—
Fixed charges (see below)	84,353	48,286	23,934	1,180	1,760	2,901
Subtract:
Interest capitalized	(56,699)	(7,614)	(708)	—	—	—

Total earnings before fixed charges	102,301	75,863	41,229	6,275	2,772	5,252

Fixed charges:
Interest expensed	27,654	40,672	23,226	1,180	1,760	2,901
Interest capitalized	56,699	7,614	708	—	—	—

Total fixed charges	84,353	48,286	23,934	1,180	1,760	2,901

Ratio of earnings to fixed charges	1.2	1.6	1.7	5.3	1.6	1.8

Ratio of earnings to combined fixed charges and preferred stock dividends	1.0	1.6	1.7	5.3	1.6	1.8

Preferred stock dividends	$16,868	$—	$—	$—	$—	$—